Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (919) 546-3210

Robert B. McGehee
Chairman and Chief Executive Officer
Progress Energy, Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

        Re: **Progress Energy, Inc.**
                    Definitive 14A
                    Filed March 30, 2007
                    File No. 1-15929

Dear Mr. McGehee:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 18

1. Please ensure that you analyze the specific factors that the compensation committee considered in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the compensation committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, you have discussed the base salaries compared to the comparison groups. Please include a discussion of where actual compensation falls within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why.

Benchmarking through 2006, page 21

2. With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against the electric utility companies in the Towers Perrin Energy Services survey and the participants in the Towers Perrin General Industry Executive Compensation survey, please identify the companies that comprise those surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. Annual Incentive, page 25

3. Please explain how you implement the employee cash incentive plan.

4. Please explain how the shift in peer groups did not result in a change to the annual incentive target award opportunities, given that you now target the 50th percentile.

5. Please provide further analysis about how you determine the amount and formula for incentive compensation. See Item 402(b)(1)(v) of Regulation S-K. You have not disclosed the 2006 financial and operating goals for the management incentive compensation plan set forth in the third bullet on page 25. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

5. Management Change-in-Control Plan, page 32

6. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Summary Compensation Table, page 40

7. Please disclose all assumptions made in the valuation of stock in the stock awards column and options in the options awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

8. In the footnotes to the all other compensation column of the table, please specify by type the awards that you have not identified by specific dollar amount, as applicable. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Grants of Plan-Based Awards, page 42

9. We note footnote one to the grants of plan-based awards table. Please include the threshold, target and maximum "Estimated possible payouts under non-equity incentive plan awards" per question 5.02 to the Item 402 of Regulation S-K Questions and Answers available on our website at www.sec.gov even though you have included the actual amounts in the summary compensation table.

Potential Payments upon Termination, page 54

10. Please define "change-in-control" as set forth in the management change-in-control plan.

Director Compensation, page 64

11. Please disclose the grant date fair value for each stock unit made during 2006. See the Instruction to Item 402(k)(2)(iii) of Regulation S-K. Also disclose the aggregate number of stock awards outstanding at the fiscal year end.

12. Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or

in management's discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel